UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              THE MACERICH COMPANY
                  --------------------------------------------
                  (Name of issuer as specified in its Charter)



                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of class of securities)


                                   0005543821
                                 --------------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
                -------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 31, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                              (Page 1 of 7 Pages)

========================                                   =====================
  CUSIP No. 0005543821                                       Page 2 of 7 Pages
========================                                   =====================


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Stichting Pensioenfonds ABP

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |_|

                                                                      (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*   00

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION  The Kingdom of the Netherlands

--------------------------------------------------------------------------------
  NUMBER OF
   SHARES                  7     SOLE VOTING POWER                   1,056,400
BENEFICIALLY          ----------------------------------------------------------
  OWNED BY                 8     SHARED VOTING POWER                     --
    EACH              ----------------------------------------------------------
  REPORTING                9     SOLE DISPOSITIVE POWER              1,056,400
   PERSON             ----------------------------------------------------------
    WITH                  10     SHARED DISPOSITIVE POWER              138,000

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,194,400
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           6.0%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   EP

--------------------------------------------------------------------------------


                               (Page 2 of 7 Pages)

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Macerich Company (the "Issuer"). The Issuer is incorporated in Maryland and has its principal executive offices located at 233 Wilshire Boulevard, #700, Santa Monica, California 90401.

Item 2.   Identity and Background.

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                   PRINCIPAL
NAME               OCCUPATION               CITIZENSHIP        BUSINESS ADDRESS
----               ----------               -----------        ----------------

J. Kleiterp        Executive Chairman       The Netherlands    Bestuur Abp
                   of the Board of                             P.O. Box 30909
                   Trustees of the Fund                        2500 GX DEN HAAG

H.J. Albersen      Trustee of the Fund      The Netherlands    CMHF
                                                               P.O. Box 80204
                                                               2508 AM DEN HAAG

E.J. Anneveld      Trustee of the Fund      The Netherlands    C.F.O.
                                                               P.O. Box 84501
                                                               2508 AM DEN HAAG

W. Drees           Trustee of the Fund      The Netherlands    Wieringenmeen 36
                                                               3844 NA HARDERWIJK

P.H. Holthuis      Trustee of the Fund      The Netherlands    Ministerie van O&W/ BR/DG
                                                               P.O. Box 25000
                                                               2700 LZ ZOETERMEER

L. Koopmans        Trustee of the Fund      The Netherlands    Lange Voorhout 86, app. 24
                                                               2514 EJ DEN HAAG

R. van Leeuwen     Trustee of the Fund      The Netherlands    ABOP
                                                               Herengracht 54
                                                               1015 BN AMSTERDAM


                               (Page 3 of 7 Pages)

                   PRINCIPAL
NAME               OCCUPATION               CITIZENSHIP        BUSINESS ADDRESS
----               ----------               -----------        ----------------

C.L.J. V. Overbeek Trustee of the Fund      The Netherlands    Katholieke Onderwijs
                                                               Vakorganisatie
                                                               Verrijn Stuartlaan 36
                                                               2280 EL RIJSWIJK

A.C. van Pelt      Trustee of the Fund      The Netherlands    Ned. Gennootschap van
                                                               Leraren
                                                               P.O. Box 407
                                                               3300 AK DORDRECHT

D.M. Sluimers      Trustee of the Fund      The Netherlands    Ministerie van Financien
                                                               Casuariestraat 32
                                                               2511 VB DEN HAAG

A.F.P.M. Scherf    Trustee of the Fund      The Netherlands    Icaruslaan 20
                                                               5631 LD EINDHOVEN

X.J. den Uyl       First Deputy Chairman    The Netherlands    Linnaeuslaan 14
                   of the Fund                                 2012 PP HAARLEM

J.W.E. Neervens    Executive Chairman of    The Netherlands    ABP
                   the Board of Directors                      Oude Lindestraat 70
                   of the Fund                                 6411 EJ HEERLEN

J.F. Maassen       Member of the Board of   The Netherlands    ABP
                   Directors of the Fund                       Oude Lindestraat 70
                                                               6411 EJ HEERLEN

J.M.G. Frijns      Member of the Board of   The Netherlands    APB
                   Directors of the Fund                       Oude Lindestraat 70
                                                               6411 EJ HEERLEN


                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.





                               (Page 4 of 7 Pages)

Item 3.   Source and Amount of Funds or Other Consideration.

                  On October 31, 1996, the Fund acquired 212,500 shares of the Common Stock in the open market for a purchase price of U.S. $21.75 per share, raising the number of shares of the Common Stock beneficially owned by the Fund to 1,194,400 (approximately 6.0% of aggregate number of shares outstanding) and requiring the Fund to file this statement on Schedule 13D.

                  The funds for the foregoing purchase of shares of the Common Stock by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4.   Purpose of Transaction.

                  The Fund has acquired the Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of the Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                               (Page 5 of 7 Pages)

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) As of the date hereof, the Fund beneficially owns and has the sole power to vote and dispose of 1,056,400 shares of the Common Stock. The Fund beneficially owns and has shared power to dispose of an additional 138,000 shares of the Common Stock held by the Fund in two securities accounts with ABN AMRO BANK N.V. managed by ABKB/LaSalle Securities and Cohen & Steers Capital Management, respectively. Based on information provided by the Issuer to the Fund on October 31, 1996, the 1,194,400 shares of the Common Stock beneficially owned by the Fund constitute approximately 6.0% of the outstanding shares of the Common Stock. To the knowledge of the Fund, no shares of the Common Stock are beneficially owned by any director or executive officer listed under Item 2 above.

                  (c) The Fund has effected the following open market purchases of the Common Stock during the past 60 days:

                DATE OF                   NUMBER OF                  PRICE
               PURCHASE                SHARES PURCHASED            PER SHARE
               --------                ----------------            ---------
           October 31, 1996                212,500                U.S. $21.75


                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock beneficially owned by the Fund.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

                               (Page 6 of 7 Pages)

Item 7.  Material to Be Filed as Exhibits.

                  None.


                                   Signature
                                   ---------


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 1996                   STICHTING PENSIOENFONDS ABP




                                           By s/s J. Mensonides
                                              Name:  J. Mensonides
                                              Title:   Managing Director
                                                       Equity Investments



                                           By s/s P.A.W.M. Spijkers
                                              Name:  P.A.W.M. Spijkers
                                              Title:    Managing Director
                                                       Fixed Income Investments



                               (Page 7 of 7 Pages)

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